Filed by D. Boral ARC Acquisition I Corp.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities

Exchange Act of 1934, as amended

Subject Company: Exascale Labs Inc.

(Registration No.: 333-297214)

Exascale Labs Announces $71.4 Million Three-Year Compute Services Agreement with Dimension AI

San Francisco – July 16, 2026 — Exascale Labs Inc. (“Exascale”), a provider of next-generation AI compute infrastructure today announced that it has entered into a three-year Compute Service Agreement with Dimension AI Pte. Ltd., a Singapore-based enterprise technology and distribution company (“Dimension AI”), under which Exascale will procure approximately US$71.4 million of dedicated GPU compute capacity.

The agreement is intended to expand the compute infrastructure available through Exascale’s GPU-as-a-Service and token factory platform, and reflects the accelerating demand for high-performance compute capacity.

“This agreement with Dimension AI is an important milestone for Exascale as we continue to scale our AI infrastructure platform,” said Hoansoo Lee, CEO of Exascale. “Securing long-term access to high-performance GPU capacity allows us to better serve our customers’ growing needs for reliable, high-performance compute resources.”

“We are pleased to partner with Exascale to deliver advanced GPU infrastructure that supports the next generation of AI and high-performance computing workloads,” said Lionel Peh, Director of Dimension AI. “This agreement demonstrates the strong demand we are seeing for dedicated, high-performance compute capacity.”

About Exascale

Exascale is a next-generation AI infrastructure provider operating an asset-light, software-defined GPU compute platform and related AI infrastructure solutions. Exascale’s core business includes GPU-as-a-Service, through which it provides reserved and on-demand access to high-performance GPU compute capacity sourced from third-party data centers globally, as well as GPU cluster management and optimization services for AI data center operators.

In addition, Exascale has developed certain modular data center, high-density cooling, HVDC power and energy storage solutions designed to address deployment bottlenecks in AI infrastructure. Exascale’s platform is purpose-built for large-scale AI workloads, including LLM training, fine-tuning, and high-concurrency inference. Exascale is in the process of completing a business combination (the “Business Combination”) with D. Boral ARC Acquisition I Corp. (“BCAR”), pursuant to a Business Combination Agreement between BCAR, Exascale and D. Boral ARC Merger Corporation (“Pubco”), among other parties. Upon closing of the Business Combination, the combined company is expected to operate as “Exascale Labs Holdings Inc.” and its Class A common stock are expected to trade on Nasdaq under the ticker symbol “XLAB.” For more information about Exascale, please visit: https://www.exascalelabs.ai

About Dimension AI

Dimension AI Pte. Ltd. is an enterprise technology and distribution company based in Singapore. Operating as an ACRA-registered business since 1999, the Dimension AI provides integrated solutions across artificial intelligence, cloud computing, data analytics, and cybersecurity.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “can,” “continue,” “could,” “expect,” “intend,” “may,” “plan,” “project,” “seek,” “should,” “will,” and similar expressions. These statements include, without limitation, statements regarding the proposed Business Combination, the expected timing and completion of the Business Combination, the operation of the combined company as Exascale Labs Holdings Inc., and the listing of the combined company’s Class A common stock on Nasdaq under the ticker “XLAB.” They also include statements regarding AI infrastructure technologies, the expected demand for AI compute infrastructure, Exascale’s market positioning, and its business strategy, partnerships, and growth.

These statements are based on current expectations and assumptions, and involve risks and uncertainties that could cause actual results or events to differ materially, including, among others, the ability to complete the Business Combination and satisfy closing conditions, changes in customer demand, supply constraints for GPUs and related infrastructure components, competitive pressures, technological risks, operational performance, regulatory changes, and macroeconomic factors.

If any of these risks materialize or the assumptions prove incorrect, actual results could differ materially from the results contained in or implied by these forward-looking statements. There may be additional risks that neither BCAR, Pubco or Exascale presently know or can anticipate or that BCAR, Pubco and Exascale currently believe are immaterial that could also cause actual results to differ from those contained in or implied by the forward-looking statements. In addition, forward-looking statements reflect BCAR’s, Exascale’s and Pubco’s expectations, plans or forecasts of future events and views as of the date of this press release. BCAR, Exascale and Pubco anticipate that subsequent events and developments will cause BCAR’s, Exascale’s and Pubco’s assessments to change. However, while BCAR, Exascale and Pubco may elect to update these forward-looking statements at some point in the future, BCAR, Exascale and Pubco specifically disclaim any obligation to do so. Readers are referred to the most recent reports filed with the SEC by BCAR. Readers are cautioned not to place undue reliance upon any forward-looking statements.

Additional Information

BCAR, Exascale and Pubco have filed relevant materials with the SEC, including a Registration Statement on Form S-4, which includes the Proxy Statement of BCAR and a prospectus in connection with Business Combination, referred to as a proxy statement/prospectus. The definitive Proxy Statement and other relevant documents have been mailed to shareholders of BCAR as of a record date established for voting on the proposed Business Combination. SHAREHOLDERS OF BCAR AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE PROXY STATEMENT AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH BCAR’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT BCAR, EXASCALE, PUBCO AND THE BUSINESS COMBINATION. Shareholders can obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, on the SEC’s website at www.sec.gov or by directing a request to: D. Boral ARC Acquisition I Corp., 10 East 53rd Street, Suite 3001, New York, NY 10022; or Exascale, 820 Gessner Road, Suite 332 Houston, TX 77024.

Participants in the Solicitation

Exascale, BCAR and Pubco and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from BCAR’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of BCAR’s and/or Pubco’s securities are contained in the Registration Statement and the Proxy Statement. Information about BCAR’s directors and executive officers is also available in BCAR’s filings with the SEC. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Investor Contact

Nick Hresko-Staab

KCSA Strategic Communications

Exascale@KCSA.com

Media Contact

Hannah Erger

KCSA Strategic Communications

Exascale@KCSA.com